Exhibit 99.1
Excluded Shares
The filing of this report shall not be construed as an admission by the person identified in Item 2(a) that, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act, he is the “beneficial owner” of any equity securities listed below; and such person expressly disclaims that he is part of a “group” with the person listed below:

Record Owner's Relationship	Record Owner's	Number
To Reporting Person	Type of Ownership	of shares
Reporting Person’s Spouse	Indirect	110,000 shares
These shares are not reported in Item 4(a) and are noted here for information only.